Rentech, Inc.
10877 Wilshire Boulevard
7th Floor
Los Angeles, California 90024
May 19, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorine Miller
Re:	Rentech, Inc. Registration Statement on Form S-3 (File No. 333-158256)
Ladies and Gentlemen:
Rentech, Inc. (the “Registrant”) respectfully confirms its oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its Registration Statement on Form S-3 (Registration No. 333-158256), so that such registration statement will be declared effective at 10:00 a.m. Eastern Standard Time on May 20, 2009 or as soon as practicable thereafter.
The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RENTECH, INC.
By:	/s/ Colin Morris
	Name:	Colin Morris
	Title:	Vice President and General Counsel